OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Vizrom Inc.

1848 Trailridge Drive
Pelham, AL 35124

www.vizrom.com



10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Minimum 10,000 shares of Common Stock ($10,000)

Maximum 107,000 shares* of Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Company	Vizrom Inc
Corporate Address	1848 Trailridge Drive, Pelham, AL, 35124
Description of Business	Interactive electronic license plate
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

The 10% Bonus for StartEngine Shareholders

Vizrom Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Business Description

If the cars of tomorrow are designed to be intelligent and connected, why then, do we still used the metal registration number plates that was invented in the 18th century? This question is what Vizrom has set out to answer. Vizrom is a License Plate as a Service (LPAAS) technology company based in Birmingham Alabama. The product is an interactive vehicle registration number plate.

The technology behind our electronic license plate will allow the device to display your DMV issued registration number electronically. With our electronic license plate, going to the DMV to renew your license plate would be a thing of the past. This means that you can renew your car tag using an online account or a mobile app and the renewal information will be automatically updated on your electronic license plate using a wireless communication protocol. The electronic license plate has the capability to perform other exciting features. For example, automatic parking validation, amber alert, geolocation, and many more features. The two patents were filed by the Founder of the company, and not the company itself. Therefore, the founder of the company is the owner of the patents, not the company. While the process has not started yet, however, the founder of the company will eventually transfer the ownership of the patents to the company in a later date. The transfer of the patent's ownership to the company will be completed before decisions are made on the patent application by the USPTO.

Sales: we currently do not have any sales yet, and do not anticipate doing so until the end of the third quarter of 2020. Our smart license plate is currently in the development stage. We are in the process of completing the development of our first prototype. The standard size for license plates in North America is 12 by 6. Our first prototype will not be in this size. The reason is that the design and development of our custom size 12 by 6 electronic paper display is not completed yet. Our second prototype will be developed with the custom size 12 by 6 to conform to the standard size license plates in North America. The completion of our second prototype will be followed by a pilot program. After the pilot program is completed, the next phase will be to mass produce our product.

Supply Chain & Customer Base: The sell of our product to our customers will mostly take place through a third party. We will partner with car dealers to sell our electronic license plate to their customers. This means that we will distribute our product to car dealers, then they will then sell it to their respective customers. We planned to also partner with car manufacturers. This will allow the electronic license plate to be installed on newly manufactured vehicles and sold as a premium add-on feature.

Liabilities and Litigation: Neither Vizrom Inc as an entity nor any of its executives, employee or representatives are liable to any entity or person. The company or any of its employees, executives or representatives do not have any pending litigation with any other entity or person.

Competition: The only competition that is currently developing the same technology that we know of is Revivier auto. Although we may be developing the same technology, however, our business mission is different from that of our competition. For example, we will not use our product to track our users. Our competition planned to track their users. This is one thing that differentiates us from our competition. Reviver auto intents to use their license plate to sell ads. To successfully dislay ads on the license plate means they will have to track the location of the vehicle whose license plate is displaying the ads. This will lead to tracking the movement of the vehicle in real-time.

We do not plan to sell ads and therefore, will not track our customers.

The team

Officers and directors

Emmanuel Umoh	Founder, CEO and Director

Emmanuel Umoh
Emmanuel is the founder & CEO of the company (8/2018 to present). At Vizrom, he works about 30hours a week as this is his part-time job. He holds two master's degrees in Criminal Justice and Cyber Security from the University of Alabama at Birmingham. He was born and raised in Nigeria before immigrating to the United States. He is currently employed full time as a Network Analyst with Renasant Bank. Emmanuel has background in Network Security and Open Source Intelligent Investigation. Emmanuel previously worked full time as a Technology Analyst with the University of Alabama at Birmingham from 2015 until the end of 2017. In that capacity, he works with a team of developers to develop several applications on the ServiceNow platform for the University's reThink project. During his internship as a graduate student, Emmanuel worked as a Cyber Crime Investigator at the Center for Information Assurance and Joint Forensic Research within the University of Alabama at Birmingham. As a Cyber

Crime Investigator, he was primarily responsible for conducting Open Source Intelligence Investigation on Social Media. At his current job as a Network Analyst, Emmanuel is charged with managing the day to day activities at his company's Network Operation Center which he started February of 2018. This is his full-time and primary job. Part of his responsibility under this role involved ensuring that the company's technology domains are protected from unauthorized intrusion and cyber-attacks.

Number of Employees: 3

Related party transactions

We as a company have not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Any intellectual property that is directly or indirectly associated with the company could be unenforceable or ineffective. The founder of the company has a provisional patent pending with the USPTO. The technology which the patent application is intended to protect is directly linked with the idea being developed by the company. The founder has also applied for a Non provisional design patent. The design patent application, which is still being processed by the USPTO, is also directly linked with the design of the product the company is currently developing. There is no guarantee that the two applications will be approved.** For our company to be fully operational and our product to become fully acceptable in the market, the patent has to be approved. The design of our product is very unique and the approval of our utility and design patents will strongly establish our company as a force to reckon with in the electronic license plate market. If these two patents are not approved, it can greatly limit our growth potential as a company. Please note that the two patents were filed by the Founder of the company, and not the company itself. Therefore, the founder of the company is the owner of the patents, not the company. While the process has not started yet, however, the founder of the company will eventually transfer the ownership of the patents to the company in a later date. The transfer of the patent's ownership to the company will be completed before decisions are made on the patent application by the USPTO.
- **We have one competition in the market and they are way ahead of us with their product readiness to enter the market** We currently have one formidable competition. Formidable in the sense that our competition is far ahead of our company in terms of the readiness of their product to enter the market. Currently, we are developing our first prototype. We have to complete the development of our custom size display before proceeding to develop our second prototype. It is after the completion of our second prototype that we can go into pilot testing of our product. Our competition is currently conducting a pilot testing of their product.

- **Vizrom Inc is a brand new startup company and with a brand new product.** As a compay, Vizrom Inc has no history, no clients, no revenue and no product. Our company is newly formed and our product development is ongoing. If you are investing in our company, it is because you think that our electronic license plate is a good idea. You think that we will be able to get our patent application approved in order for us to have the property right over the design of our electronic license plate. You also think that we will secure the exclusive marketing and manufacture rights to our electronic license plate. Your investment is also an indication that you think that our company will be successful in manufacturing, marketing and selling our product to our potential customers. You also assume that the price margin for our electronic license plate will be right for customers to buy our product. It is important to note that while we are delight for the confidence you have in the success of our company, we are yet to complete the development of our product. We do not currently have revenue and have not turned a profit, therefore, there is no assurance that we will ever be profitable.
- **If we are able to raise the maximum amount sought in this offering, it is very likely that we will need to raise extensive funds in the future to continue with our product development** Due to the nature of the product we are developing, we estimate that we will need at least $1 million to commence commercial production of our electronic license plate. We believe that we will be able to finance the commercial production of our electronic license plate through pre-payment for orders. If we are unable to do so, we may need to raise money from either bank loans, future sales of securities or some combination of funding in order to commence commercial production.
- **Our securities may be difficult to resell** Because our company is a brand new company and with a brand new product, there are certain limitation to reselling our securities. As an investor in our company, we think that it might be difficult to resell our securities.
- **Financial review for Vizrom Inc includes a going concern note** Because Vizrom Inc is a brand new company with no product yet, our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **The current valuation of Vizrom Inc is a pure speculation** This is not to conclude that Vizrom Inc is worth a specific amount, and no one is saying so. It is a question of whether you as an investor is willing to pay a certain predetermine price for this security. The current value of the company is based on the price you as an investor is willing to pay per share.
- **The business projections for Vizrom Inc are only estimates** We cannot with any level of certainty offer any assurance that Vizrom Inc will meet those projections. We cannot also provide any level of certainty or assurance that both Vizrom as a company and its investors will make money. It is possible that the

company can make money likewise it investors, however, this depends on several factors including sufficient demands for our product and the ability of the company to meet those demands.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Emmanuel E. Umoh, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 2,500,000

Voting Rights of Securities Offered

Common Stock

Vizrom Inc is authorized to issue up to 10,000,000 shares of common stock. There are a total of 2,500,000 shares currently outstanding and issued to the CEO.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Vizrom Inc, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Vizrom Inc.'s common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock, if such stock is ever created.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. Minority shareholder is a shareholder who owns less than 50 percent of the total shares of a Corporation's Common Stock. As a minority shareholder in our company, you will not have the voting control of the Corporation; neither will you single-handedly elect the directors of the corporation. As a minority shareholder, you will not have any real say in the operations of the company.

Upon purchase of shares in this Offering, you will hold a minority interest in the Company. The founders will still control the Company. In that case, as a minority holder, you will have limited ability, if at all, to influence our policies or any other corporate matter. These include the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

As an investor in Vizrom Inc, your stake in the company has the potential to be diluted if our company issues additional shares. In other words, when we issue more share, the percentage of our company that you own as a shareholder will go down. This can occur even though the value of our company might have gone up. When this happened, you will own a smaller piece of our company even though our company must have been much larger in value. This increase in number of shares outstanding can result from a stock offering. These offerings could be initial public offering, another crowdfunding round, a venture capital round, or angel investment. It can also be employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If our company decides to issue more shares, as an investor, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage of what you own in the company being less than before. There may also be earnings dilution, with a reduction in the amount you earn per share.

As an investor who have invested in an early stage startup company such as Vizrom Inc, the type of dilution that our company can engage in that has the potential to hurt mostly if our company sells more shares in a "down round." This means selling a share at a lower valuation than in earlier offerings. For example,

- If in January 2017 you invested $20, 000 for shares that represent 2% of our company valued at $1 million.
- In December, our company is doing well and we sold $5 million in shares to venture capitalists on a valuation (before the new investment of $10 million. You as an investor in our company now owns only 1.3% of our company but your stake is worth $200,000
- In March 2018, our company ran into a serious problem and in order to stay afloat, we raised $1 million at a valuation of only $2 million (the "down round"). The "down round" will negatively affect your stake in our company. As a result of the "down round" you now own only 0.89% of our company and your stake is worth $26,660.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the design and development of our electronic license plate, which we do not anticipate occurring until 2020. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

The idea behind our company was conceived in 2016. Between 2016 and August 2018, we were working as hobbies and not as a company to carry out proof of concept of our idea. This was to give us the opportunity to validate the potential commercialization of our idea. Upon the completion of our proof of concept testing, the company was formally registered as a Delaware C Corporation on August 14, 2018. Our operation as a company started in August 14, 2018 after the company was formed. We do not currently have revenue because our product development is still ongoing.

We have been bootstrapping our project since the inception of the company. So far, we have spent about $8,500 of our money in the project. This amount was largely invested by the founder and & CEO of the company. The money was used for purchasing some of the components we used for our proof of concept testing and the initial development of our first prototype. The development of the prototype is still ongoing. Since the company was officially registered as a corporation in August 2018, no investor has invested in the company yet.

Due to lack of sufficient funding to continue with the project, we have been faced with series of delays. One of such delays relates to the completion of our first prototype. We decided not to outsource the production of our prototype to save money. Although we are developing the prototype in-house at our maker's space, we have continued to experience delays due to funding to purchase some of the components we need for the project. One of the biggest financial needs we have is funding to pay for Non-Recurring Engineering fee. The NRE fee is to enable us to pay the company that will design and develop the custom size electronic paper display for screen of the electronic license plate.

We anticipate allocating funding from future investments towards the payment of the NRE.

Liquidity and Capital Resources

Proceed from the Offering will help us to alleviate some of the delays we are currently facing. It will help us to speed up the development process. If we are only able to meet the target offering amount of $10,000, after the deduction of StartEngine's fee, we will put $6,000 toward the NRE fee and the remaining amount will go towards operation cost. The remaining balance for operation cost can likely last for 3 months before it runs out. However, if we're able to reach the overallotment amount of $107,000, we will put $85,000 towards the NRE fee. The remaining amount will be put towards operation cost. This can greatly boost the speed of our operation and potentially extend our operation time for more than one year. This will help us to complete a lot of milestones and also increased our team of developers. With the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation

The Offering will also help to improve the viability of our company. By being able to raise funding through the Offering, other investors will potential be motivated to invest too.

We anticipate that we may need funding in the amount of $1 million in order to fully complete the mass production of our product. Part of this amount will go toward direct labor, direct materials for the product, production supplies and factory overheard.

Currently, this offering through StartEngine is the only offering we're working on. This means that we do not have any other reliable source of funding at the moment, except from our personal contributions.

Indebtedness

Vizrom Inc has not had any material terms of indebtedness since its inception.

Recent offerings of securities

None

Valuation

$2,500,000.00

Although the idea behind the company was conceived in 2016, it was in August 2018 that the company was incorporated as a Delaware C Corporation. Between 2016 and August 2018 (when the company was officially formed) we were working on the project as hobbies to test the proof of concept and the viability of the idea. It was after the company was registered in August 2018 that we officially transitioned from hobbies to a company. We do not have revenue yet because our product development is still ongoing. For the purpose of raising funding from investors to continue with our product development, we did a Pre Money-Valuation of the company. Regarding the valuation of our securities, we registered with gust.com. Gust is a global SaaS funding platform for the sourcing and management of early-stage investments. For the valuation, we were asked a series of questions. The answers we provided for those questions we used to determine the Pre Money-Valuation of our company. Currently, our company Pre Money-Valuation is valued at $2,500,000.00. The Board believes this valuation to be fair.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold

Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
NRE fee for the design and development	$6000	$75,000
operation costs	$3,400	$25,580
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we are successful in raising our overallotment amount of $107,000, we believe the amount will last us 12 months. If we successfully raise $107,000, we will use $85,000 to pay NRE fee for the design and development of our custom size electronic paper display. The completion of the custom size display will enable us to proceed with the production of our second prototype. We will use the remaining amount for our operation and administration cost respectively.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments."

REGULATORY INFORMATION

Disqualification

There is no disqualification events that have been recorded with respect to Vizrom Inc or its officers or directors.

Compliance failure

Vizrom Inc has not previously failed to comply with Regulation CF

Annual Report

The company will make annual reports available at www.vizrom.com/annualreport in the section labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

**FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Vizrom Inc.**

[See attached]

I, Emmanuel Umoh, the founder & CEO of Vizrom Inc., hereby certify that the financial statements of Vizrom Inc. and notes thereto for the periods ending January 1, 2018 and December 31st 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018, the amounts reported on our tax returns were total income of $52,507; taxable income of $28,507.00 and total tax of $2,115.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12/31/2018.

Name: Emmanuel Umoh

Title: Founder & CEO

Date: 04/17/2019

Signature:



VIZROM INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF December 31, 2018

VIZROM INC
Index to Financial Statements
(Unaudited)

VIZROM INC
BALANCE SHEETS
As of December 31, 2018
(unaudited)

Vizrom Inc
Balance Sheet
As of December 31, 2018

	December 31, 2018
ASSETS	0.00
LIABILITIES & EQUITY	
Equity	
Emmanuel Umoh	11,500
Total Owner Equity	11,500.
Net Income	-11,500.
Total Equity	0.00
TOTAL LIABILITIES & EQUITY	0.00

VIZROM INC

4

STATEMENTS OF OPERATIONS
AS ODECEMBER 31, 2018
(unaudited)

Vizrom Inc
Profit & Loss
As of April 2019

	As of December 31, 2018
Ordinary income/Expense	
Expense	
Patent Search	**295.00**
Provisional Utility Patent	**1,130.00**
Non Provisional Design Patent	**890.00**
Business Registration	**300.00**
Proof of concept Evaluation kit	**1,500.00**
Components for Prototype	**1,385.00**
Developers & Operation	**2,000.00**
Development of 1st Prototype	**4,000.00**
Total Expense	**11,500.00**
Net Ordinary Income	**-11,500.00**
Net Income	**-11,500.00**

VIZROM INC
STATEMENTS OF STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2018
(Unaudited)

Statement of Stock Holders Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder' Equity (Deficit)
	Share	Amount			
As of March 17, 2019	—	—	—	—	—
Contributed capital	—	—	11,500	—	11,500
Net Income (loss)	—	—	—	(11,500.00)	(11,500.00)
12/31/2018	—	$ —	$ 11,500.00	$ (11,500.00)	$ —

VIZROM INC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2018
(unaudited)

Vizrom Inc
Statement of Cash Flows
As of DECEMBER 2018

	As of December 31, 2018
OPERATING ACTIVITIES	
Net Income	- 11,500.00
Net Cash Provided by Operation Activities	-11,500.00
FINANCING ACTIVITIES	
Emmanuel Umoh	11,500.00
Net Cash Provided by Financing Activities	11,500.00
Net Cash Increase for Period	0.00
Cash at End of Period	0.00

NOTE 1 – NATURE OF OPERATIONS

Vizrom Inc was formed on April 17, 2018 ("Inception") in the State of Delaware. The financial statements of Vizrom Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Birmingham AL.

If the cars of tomorrow are designed to be intelligent and connected, why then, do we still used the metal registration number plates that was invented in the 18th century? This question is what Vizrom has set out to answer. Vizrom is a License Plate as a Service (LPAAS) technology company based in Birmingham Alabama. The product is an interactive electronic license plate.

The technology behind our electronic license plate will allow the device to display your DMV issued registration number electronically. With our electronic license plate, going to the DMV to renew your license plate would be a thing of the past. This means that you can renew your car tag using an online account or a mobile app and the renewal information will be automatically updated on your electronic license plate using a wireless communication protocol. The electronic license plate has the capability to perform other exciting features. For example, automatic parking validation, amber alert and many more features.

While Vizrom Inc was formed in April 17, 2018, financial activities pre-existed formal formation of the company. Accordingly, the Company has presented historical results of operation prior to formation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
Revenue will come from the sales of our electronic license plate to users and the Company will recognize revenue when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Alabama state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority because the company's inception date is 12/31/2018

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company does not currently have any debt

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of 12/31/2018 the company's cap table is follow; 10,000,000 authorized shares with 7, 3000,000 issued & outstanding, and 2,700,000 available. These shares were mostly issued to the members of the company's founding team members.

NOTE 6 – RELATED PARTY TRANSACTIONS

The founder and CEO of the company has provided $11,500 of his personal money into the business. This was the only investment received during the period ending on December 31, 2018

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that might have occurred between August 14, 2018 and 12/31/2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Diana C. ▾

Vizrom is pending **StartEngine Approval.**



JAN
GODWTME
PLAY VIDEO
0
Investors
$0.00
Raised of $10K - $107K goal
Vizrom
Electronic license plate
Small OPO
Pelham, AL
Transportation
US Investors Only

Overview Team Terms Updates Comments **Share**

License Plate Redefined

Invest in Vizrom

It all started one early morning in October 2015. I had gone to the DMV as early as 6:00am hoping to be the first in line to get into the building. I was surprised to see a long line outside the building. By the time I was called to the counter to renew my tag, it was around 9:00am. It was while on the long queue that I began to explore the idea of automating license plate



JAN
ALABAMA
2018
GODWTME

The initial idea was to find a method through which the license plate could be renewed and the renewal information automatically updated on the license plate. This means that, once the license plate is renewed, the sticker for the year will automatically be updated. I thought, for this to be possible meant that either the reflective stickers had to be electronic or the entire license plate had to be revamped. This was how Vizrom electronic license plate was conceived.



After I was certain about the viability of the idea, I submitted both a utility provisional patent and nonprovisional patent applications for the idea. The two patents were filed on my name, hence, I am the owner of the patents and not the company. This is because the company had not been registered at the time the patent applications were submitted. The utility provisional patent is pending while a decision has not been made on the nonprovisional design patent yet. While the process has not started yet, however, the two patents will be transferred to the company in a later day.

If the two patent applications are approved and the transfer of the patents to the company completed, this will greatly increased the viability of the idea and also lead to the expansion of the company. Among other benefits, the transfer of the patent ownership to the company will also secure the technology advantage of the company over it competitors.

To learn more about us, log on to our website.

Our Ambition

At Vizrom, we're working hard: to redefine the license plate as we know it, add value to your driving experience, and minimize the burden associated with going to the DMV to renew your license plate.

- Emmanuel Umoh Founder & CEO

Why Are We Doing This?

In the years to come, self-driving cars are poised to dramatically alter our driving experience as we know it today. Most of the cars currently being designed, and soon to enter the roadways are designed to be connected and highly intelligent. This means that cars will be able to talk to one another. If the cars of tomorrow are designed to be intelligent and connected, why then do we still use the metal license plate that was invented in the 18th century? This question is what Vizrom has set out to answer.

We are reinventing the license plates from a mere metal to a smart license plate that can do more than display a license plate number. An interactive device that integrates with the host-vehicle to improve our driving experience and at the same time interact with other road users.

We are developing an electronic license plate to elevate your driving experience.

The Offering

Investment

$1/share | When you invest, you are betting the company's future value will exceed $2.6M.



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Our Products





JAN
ALABAMA
2018
GODWTME
Specialized messages here

Our electronic license plate has the capability to do more than display your DMV issued registration number. Other features include:

- Automate license plate renewal
- Telematics.
- Geo-Fencing.
- Amber Alerts.
- Automatic Parking Validation.
- Automatic Toll Payment.
- Security Encryption of Data.
- Much More

For the past two years, we have been working behind the scene to conduct research and online searches regarding electronic license plate. When the idea was first conceived, we started to ask ourselves some tough questions. These questions were put forward to try to investigate the viability of the idea. One of the questions we set out to answer was how to display information on the screen of the license plate when the engine of the car is not running. We answered this question after we discovered Electronic Paper Display (EPD). EPD is the same technology that powers Amazon Kindle. It can retain information on the screen without the need for power.



After we discovered EPD, we started out to test our concept. Over the past few months, we have performed several proof of concept testing using the software that we developed for the purpose. Currently, we are developing our first prototype.

JAN
GODWTME

Development Stage

Our smart license plate is currently in the development stage. We are in the process of completing the development of our first prototype. The standard size for license plates in North America is 12 by 6. Our first prototype will not be in this size. The reason is because the design and develop of our custom size 12 by 6 electronic paper display is not completed yet. Our second prototype will be developed with the custom size 12 by 6 to conform to the standard size license plates in North America. The completion of our second prototype will be followed by a pilot program. After the pilot program is completed, the next phase will be to mass produce our product.



OCT
California
2018
VIZROM1
dmv.ca.gov

Valid License Plate

With a valid registration license plate, your DMV issued registration number will appear. This includes two electronic stickers for the month and the year. While the registration number is tamper proof, you will be



ALABAMA
VIZROM1
EXP.DEC

Expired License Plate

When your license plate expires, the stickers for the month and year will disappear. Prior to the expiration date, you will receive notifications on the 60th, 30th, and 7th dates before the expiration date. Once the registration

able to update the slogan with information of your choice.

number has been renewed, the stickers will reappear and the device updated with the renewal information.





JAN
FLORIDA
2018
DT942PF
STOLEN

Stolen Vehicle Alert

Once it has been confirmed that your vehicle has been stolen. Your license plate will be updated to display "Stolen." A GPS tracking feature will then be activated to send out location signal. This will help law enforcement personnel to pinpoint the location of the stolen vehicle in real time.

EMERGENCY ALERT:
TORNADO WARNING IN THIS AREA TILL 5:00PM CDT TAKE SHELTER NOW.
ALERT
JAN ALABAMA 2018
VIZROM1
STAY SAFE

Amber Alert

Amber Alerts such as weather inclement, missing person alerts and other emergency information can be disseminated to the general public using the electronic license plate.





TIME: 01:59:00
EXP: 09:13PM
DATE: 08-07-2018
P
VALID PARKING
JAN ALABAMA 2018
VIZROM1
STAY SAFE

Automatic Parking Validation

With RFID embedded in your Vizrom smart license plate, when your vehicle approaches the parking gate, the RFID at the gate will detect the embedded RFID in your electronic license plate. The system authorizes you and opens the gate. Instead of having to open your window to tap the gate, you'll have a hand-free parking experience

TIME EXPIRED
04:35 PM
P
EXPIRED PARKING
JAN ALABAMA 2018
VIZROM1
GOD BLESS AMERICA

Expired Parking

You won't have to run to the parking meter anymore to feed the meter. Before your allotted parking time expires, you will get a notification on your phone. You can extend the time and pay for your meter wherever you're without having to run to your car to feed the meter.

Our Market and Industry





Market size
(in the US)
17.1 million
Unit of vehicles sold in the US in 2017
2nd largest
The US is the world's second largest automobile market
Forefront of Innovation
$18 billion spent in Research & Development

Source

Idea is conceived

The first time the idea for electronic license plate was explored

October 2016

Proof of Concept Testing

With the team in place, we began our proof of concept testing

March 2018

Prototype (ANTICIPATED)

We started the development of our first prototype.

October 2018

Custom size display (ANTICIPATED)

We are anticipate that by this time, the design and development of our custom size display would have been completed.

May 2019

Pilot testing (ANTICIPATED)

With our second prototype completed and every other milestones reached, we anticipate to begin our pilot testing on the roads.

Dec 2019



February 2018

Team is formed

After working solo for a while, the founder finally formed a 4 man team.



August 2018

EODSTME

Company is officially formed

Company is officially registered as a Delaware C Corporation



October 2018

First prototype is complete (ANTICIPATED)

We hope to complete the development of our first prototype



July 2019

PT48LT5

2nd prototype is completed (ANTICIPATED)

With our custom size display ready, we anticipate our second prototype would be ready by this time.



May 2020

Deliver product to customers (ANTICIPATED)

We anticipate that by this time, we must have completed our pilot testing, meet regulations by states, and clear the way to deliver electronic license plate to our first customer.

Meet Our Team



Emmanuel Umoh

Founder, CEO and Director

Emmanuel is the founder & CEO of the company (8/2018 to present). At Vizrom, he works about 30hours a week as this is his part-time job. He holds two master's degrees in Criminal Justice and Cyber Security from the University of Alabama at Birmingham. He was born and raised in Nigeria before immigrating to the United States. He is currently employed full time as a Network Analyst with Renasant Bank. Emmanuel has background in Network Security and Open Source Intelligent Investigation. Emmanuel previously worked full time as a Technology Analyst with the University of Alabama at Birmingham from 2015 until the end of 2017. In that capacity, he works with a team of developers to develop several applications on the ServiceNow platform for the University's reThink project. During his internship as a graduate student, Emmanuel worked as a Cyber Crime Investigator at the Center for Information Assurance and Joint Forensic Research within the University of Alabama at Birmingham. As a Cyber Crime Investigator, he was primarily responsible for conducting Open Source Intelligence Investigation on Social Media. At his current job as a Network Analyst, Emmanuel is charged with managing the day to day activities at his company's Network Operation Center which he started February of 2018. This is his full-time and primary job. Part of his responsibility under this role involved ensuring that the company's technology domains are protected from unauthorized intrusion and cyber-attacks.





Denorro Stallworth

Developer

Denorro is a member of our software development team. A software developer with multiple years of experience in creating and maintaining applications used in a variety of industries. He has been with projects for the insurance, retail, and the defense industry. Denorro currently works full time as a software developer with the Southern Company from 2016 until date.





Daniel Near

Design Engineer

Daniel is the company's design engineer. He is an experienced Electro Mechanical Engineer with a demonstrated history of working in the marketing and advertising industry. Strong engineering professional skilled in Technical Support, Advertising, Customer Relationship Management (CRM), Customer Satisfaction, and Quality Assurance. As Electro Mechanical Engineer with Ebsco Sign Group, Daniel is responsible for designing custom digital LED signage, creation of 3D models, and converting 3D models to shop drawing. His is highly knowledgeable in industrial design of digital signage.





Juan Porras

Lead Developer

Juan is our lead developer and CTO part time 15 hours a week but this is his only current job so his primary job. He joined the company in May 2018- present as a software developer as work part time. Juan is a very knowledgeable programmer. He is highly experience in python and C++. Prior to joining our team, Juan worked full time as a Technical Support & Business Solutions Consultant with Bright House Networks from August 2010 to February 2018. Under this capacity, he helped the company centralized information through Javascript, HTML & PHP by analyzing and creating solutions to reduce calls backups. From February 2018 until July 2018, Juan worked full-time as a software developer with Eissmann Automitive. In this capacity, he was charged with developing applications for each production line to streamline their daily production line activities.



Offering Summary

Minimum 10,000 shares of Common Stock ($10,000)

Maximum 107,000 shares* of Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Company	Vizrom Inc
Corporate Address	1848 Trailridge Drive, Pelham, AL, 35124
Description of Business	Interactive electronic license plate
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$100.00

The 10% Bonus for StartEngine Shareholders

Vizrom Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with a $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments."

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Vizrom to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post



VIDEO TRANSCRIPT (Exhibit D)

<u>Vizrom License Plate Proof of concept Video (no words spoken)</u>

Vizrom electronic license plate. Proof of concept Video.

Valid License Plate

Jul Alabama 2019 Vizrom1 Sweet Home Alabama

Expired license plate

Stolen vehicle alert

Ambert Alerts

emergency alert: Torndo Warning in this area till 5:00 pm CDT Take Shelter Now

Automatic parking validation

Expired Parking

Vizrom E Plate

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.